SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13D-1(b) (c), AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                              Dollar Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     256655
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

      CUSIP NO. 256655                                   Page 2 of 5 Pages


================================================================================
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert DeMane
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
5.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER

         7,520
--------------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

         0
--------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE DISPOSITIVE POWER

         7,520
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,520
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      |_|
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (19)

         9.9%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
================================================================================

     CUSIP NO. 256655                                   Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  Dollar Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  893 Franklin Avenue
                  Newark, NJ 07107

Item 2(a).        Name of Person Filing:

                  Robert DeMane

Item 2(b).        Address of Principal Business Office:

                  893 Franklin Avenue
                  Newark, NJ 07107

Item 2(c).        Citizenship or Place of Organization:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  256655

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.

Item 4.           Ownership:

                  As of December 31, 1999, the reporting person beneficially owned 7,520 shares of the Issuer. This number of shares represents 9.9% of the common stock, par value $.01 per shares, of the Issuer, based upon 76,000 shares of such common stock outstanding as of December 31, 1999. As of December 31, 1999, the reporting person has sole power to vote or to direct the vote of 7,520 shares and the shared power to vote or direct the vote of no shares. The reporting person has sole power to dispose or to direct the

     CUSIP NO. 256655                                   Page 4 of 5 Pages


                  disposition of 7,520 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership  of  More  Than  Five Percent  on Behalf  of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      CUSIP NO. 256655                                  Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           By:      \s\ Robert DeMane
                                                    ----------------------------
                                                    Robert DeMane


Date: February 8, 2000